CERTIFICATE OF DESIGNATION OF
SERIES B PREFERRED STOCK OF
QUEST SOLUTION, INC.

Quest Solution, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) thereof.

HEREBY CERTIFIES:

RESOLVED that the Corporation’s Board of Directors (the “Board”) adopted, by unanimous approval at a meeting of the Board on October 1, 2015, the following resolution creating a series of Preferred Stock designated as Series B Preferred Stock.

SECTION 1

DESIGNATION AND AUTHORIZATION

1.1. Designation. Such series of Convertible Preferred Stock is hereby designated as Series B Preferred Stock. Shares of the Series B Preferred Stock have a par value of $.001 per share. In accordance with the terms hereof, each share of Series B Preferred Stock shall have the same relative rights as, and be identical in all respects with, each other share of Series B Preferred Stock.

1.2. Authorization. The number of shares constituting the Series B Preferred Stock shall be 1 share.

SECTION 2

DIVIDEND AND DISTRIBUTION RIGHTS

Except as required by applicable law or as authorized by the provisions of a proposed Voting and Exchange Agreement to be entered into between and among the Corporation, Quest Exchange, Ltd., a wholly-owned subsidiary of the Corporation (“Quest Exchange”), and Viascan Group, Inc., a copy of which is attached as Exhibit “A” hereto (the “Voting Agreement”), neither the holder nor the owner, if different, of the Series B Preferred Stock shall be entitled to receive any dividends or distributions of the Corporation, whether payable in cash, property or in shares of capital stock.

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SECTION 3

VOTING, CONVERSION AND OTHER RIGHTS

The Series B Preferred Stock shall have the following rights:

(a)	The holder of the Series B Preferred Stock shall be entitled to a number of votes equal to the number of non-voting exchangeable shares in the capital of Quest Exchange (the “Exchangeable Shares”) outstanding on the record date for determining stockholders entitled to vote at the applicable Parent Meeting (as such term is defined in the Voting Agreement) or in connection with the applicable Parent Consent (as such term is defined in the Voting Agreement), other than those held by the Corporation or its Affiliates (as such term is defined in the Voting Agreement);

(b)	The exchange rights and automatic exchange provisions applicable to the Series B Preferred Stock shall be as set out in Article 4 of the Voting Agreement; and

(c)	The remaining powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of the Series B Preferred Stock shall be as otherwise provided in the Voting Agreement, and shall terminate pursuant to and in accordance with the Voting Agreement.

SECTION 4

LIQUIDATION

Except as authorized by the provisions of the Voting Agreement, in the event of any liquidation, dissolution or winding up of the Corporation, holders of the Series B Preferred Stock shall not be entitled to receive any assets of the Corporation available for distribution to its stockholders.

[Signature on following page]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officers to be effective the 1st day of October, 2015.

QUEST SOLUTION, INC.

By:	/s/ Tom Miller
Title:	Chief Executive Officer

Attest:

By:	/s/ Scot Ross
Title:	Chief Financial Officer

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